August 16, 2010

Mr. Karl Hiller
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4628

Re:	Form 20-F for Fiscal Year Ended December 31, 2009
Filed March 24, 2010
Comment Letter dated June 30, 2010
File No. 000-50897

Dear Mr. Hiller:

This letter sets forth the responses of Great Panther Silver Limited (the “Company”) to the Staff’s comments relating to the Company’s Form 20-F, contained in your letter dated June 30, 2010. The responses are numbered to correspond to the numbers of the comments in your comment letter.

Form 20-F for the Fiscal Year Ended December 31, 2009

Operating and Financial Review and Prospects

Operating Results, page 47

1.

In describing your operating results, we note that you disclose “cash cost per ounce”, a non-GAAP measure. If you are going to quantify a non-GAAP measure you should include all of the disclosure required by Item 10(e) of Regulation S-K, including a reconciliation of your non-GAAP measure to the most comparable measure calculated in accordance with GAAP, and an explanation of why you believe it provides useful information about your financial condition and results of operations.

RESPONSE:

In response to Staff’s comment #1, the Company considered the requirements of Item 10(e) of Regulation S-K as outlined in the table under Section 8130 of Topic 8: Non-GAAP Measures of Financial Performance, Liquidity, and Net Worth, of the Financial Reporting Manual prepared by the staff of the Division of Corporate Finance found in the United States Securities Exchange Commission’s website as follows:

Requirement 1: Presentation, with equal or greater prominence, of the most directly comparable GAAP measure.

Response: The Company presented, with equal or greater prominence, the most directly comparable GAAP measure of the “Cash Costs per Ounce” in page 24 under the section “Non-GAAP Measures” of the Management Discussion & Analysis (“MD&A”) for the fiscal year ended December 31, 2009 as filed with the Company’s Form 6-K. Under this section of the MD&A, the Company provided a detailed reconciliation between the cash cost per ounce of silver to its cost of sales, measured under Canadian GAAP, as reported in the Company’s Consolidated Statements of Operations and Comprehensive Loss for the fiscal years ended December 31, 2009, 2008 and 2007.

Requirement 2: A reconciliation of the differences between the non-GAAP measure and the most directly comparable GAAP measure.

Response: Please refer to response to requirement #1 above.

Requirement 3: A statement disclosing the reasons why management believes the presentation of the non-GAAP measure provides useful information to investors regarding the registrant’s financial condition and results of operations.

Response: The Company has expanded its disclosure in its presentation of “Cash Cost per Ounce” to make clear why the Company believes this non-GAAP measure provides useful information to investors regarding the Company’s financial condition and results of operations.

Current statement:

“The non-GAAP measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.”

Revised statement:

“The non-GAAP measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

The Company’s ability to control the cash cost per ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Having a low silver production cost base allows the Company to remain profitable even during times of declining commodity prices and more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improves the Company’s financial condition.”

Requirement 4: To the extent material, a statement disclosing the additional purposes, if any, for which management uses the non-GAAP measure.

Response: There are no other purposes other than that described in the response to requirement #3 above.

Financial Statements

Note 2 – Significant Accounting Policies

Mineral properties, plant and equipment, page 7

2.

We note your disclosure indicating that you capitalize costs of permitting, evaluation and feasibility only after the economic viability of the mineral deposit has been established. Please clarify the meaning of “economic viability” in the context of the definition of reserves found in Industry Guide 7. Generally costs incurred prior to the establishment of proven and probable reserves as defined by Industry Guide 7 are considered exploration costs that should be expensed as incurred under U.S. GAAP. Please tell us any changes that you would need to make to your U.S. GAAP reconciliation to comply with this guidance.

RESPONSE:

The Company’s definition of “economic viability” is in line with the definition of reserves in the context of the definition of reserves in Industry Guide 7 which is the part of the mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

The Company further advises that all exploration costs incurred prior to the establishment of proven and probable reserves have been expensed to date. Consequently, there are no changes required to be made with respect to the Company’s U.S. GAAP reconciliation.

In future filings, we will update our accounting policy note to better describe “economic viability” through reference to reserves as defined in Industry Guide 7.

Note 6 – Inventories, page 13

3.

We note your disclosures indicating that you recognized a reversal of $240,810 related to a prior year inventory write-down during the year ended December 31, 2009. Please tell us whether you have identified this reversal as a difference between US and Canadian GAAP and how the presentation of your U.S. GAAP results complies with the lower of cost or market principles in FASB ASC Section 330-10-35.

RESPONSE:

In response to Staff’s comment #3, the Company recognizes that under US GAAP ASC Section 330-10-35- 14, the reversal of a previous write-down in inventory is not allowed, whereas under Canadian GAAP CICA 3031.34, the reversal of any write-down of inventories is recognized as a reduction in the amount of inventories recognized as an expense in the period in which the reversal occurs. However, because the inventory on hand at December 31, 2008 was sold in fiscal 2009, any provision reversed or not would flow through the income statement. Therefore, based on the illustration below, there would be no difference between U.S. and Canadian GAAP.

Under Canadian GAAP:

	Impact on	Impact on
	Inventory	Cost of Sales
Ending inventory at December 31, 2008	$945,506	$-
Reversal of write-down in 2009	240,810	(240,810)
	1,186,316	(240,810)
Sale of inventory in 2009	(1,186,316)	1,186,316
	$-	$945,506

Under U.S. GAAP:
	Impact on	Impact on
	Inventory	Cost of Sales
Ending inventory at December 31, 2008	$945,506	$-
Sale of inventory in 2009	(945,506)	945,506
	$-	$945,506

The Company’s presentation of its US GAAP results complies with the lower of cost or market principle under FASB ASC Section 330-10-35 for the following reasons:

1.

The Company’s inventories were valued at the lower of cost or net realizable value (“NRV”). The Company’s definition of NRV is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale; and

2.	The Company considered and determined that the NRV of the Company’s inventory is either lower or equal to market based on the following:

	a.	Generally, NRV is lower than market;
	b.	The Company canvassed and obtained the best prices for its completion costs (i.e. smelting and refining) and therefore such costs are considered to be at market prices; and
	c.	Lastly, the Company’s NRV is the amount of the consideration that is agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act.

Engineering Comments

Production, page 21

4.

We note your custom milling practices at the Topia mine include processing material from neighboring mines that you do not control, and currently amounts to approximately a quarter of your mill throughput. Please include a statement regarding the reliability of this external tonnage in regards to your mill operational plans over the life of your mining properties, based on the mineralization you have estimated and disclosed.

RESPONSE:

There is one client mine for which we carry out custom milling. We recently met the owners of this mine who confirmed deliveries for the foreseeable future. This mine has recently developed a new mining area. We confirmed our willingness to continue our arrangement for the coming years.

We will include a statement regarding the reliability of this external tonnage in our Form 20-F.

5.

We note you refer to your Topia mill’s capacity as presently being 170 tonnes per day. Please include a statement as to your current processing/operational schedule for your concentrator operations. For example, disclose the number of days per week, and the number of weeks per year that your Topia mill operates.

RESPONSE:
The Topia concentrator typically operates 5.67 days per week and 50 weeks per year. There is no work scheduled on a Sunday and 8 hours per week is scheduled for preventive maintenance.

We will include a statement with respect to this in our Form 20-F.

2009 Resource Update, page 31

6.

If you adhere to National Instrument 43-101 when preparing your estimates of resources, we will not object if you with to disclose this information and rely on the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, to qualify for disclosure, your estimates must meet the standards of National Instrument 43-101. If this is not the case, such disclosure should be removed from your filing.

Please report any qualifying estimates of measured and indicated resources separately, rather than combined, wherever you include resources disclosures in your filing.

RESPONSE:
The Company’s estimates meet the standards of National Instrument 43-101 and as such it will rely on the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7 and retain the disclosure.

7.

We note your statement regarding your practice of systematic replacement of your annual production with new updated resource estimates. Please provide a reconciliation of your rolling resource estimate comparing your annual production to the volume and grade extracted as defined by your geologic model for the last two years.

RESPONSE:

As of yet, we do not have a formal reconciliation process in place (2009 was the first year we issued a NI 43-101 compliant resource for our Guanajuato mine). Our mining is generally from areas with no resources and as such any new resources are incremental. However, we will remove the following statement:

“The Company plans to continue the systematic replacement of annual production with new resources. This "rolling resource" is typical for underground mines as it is often not cost-effective to define a large resource/reserve in advance of mining.”

Percentage Increase in Argentina Vein Resources 2009 over 2008, page 33

8.

We note that you believe your mining operation has sufficient resources to operate for 10 years at the annual rate of 30,000 tonnes or 75% of your current installed capacity. Please modify your disclosure to clarify whether this estimate also assumes that you will process your inferred resources. State whether these assumptions were used for your financial estimates, such as depreciation and amortization, and tell us why you believe disclosing an economic analysis that includes inferred mineral resources is appropriate, despite the prohibition stated in NI 43-101 Part 2.3 (1) (b).

RESPONSE:
We will remove the following statement:

“At the current production rate of approximately 30,000 tonnes per year, and considering that not all resources may be mined, management expects the resources above to support a mine life at Topia of at least 10 more years. Great Panther has already been mining Topia for 3 and a half years and the mine saw 47 years of continuous production prior to that.”

Exploration History, page 39

9.

We note your use of the term selective grab samples in this section of the filing. When reporting the results of sampling and chemical analyzes, please ensure that your disclosure addresses each of the following points regarding mineralization of existing or potential economic significance on your property:

	•	Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.
	•	Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.
	•	Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results.
	•	Eliminate grades disclosed as “up to” or “as high as” or “ranging from.”
	•	Eliminate statements containing grade and/or sample-width ranges.
	•	Aggregated sample values from related locations should be aggregated based on weighted average of lengths of the samples.
	•	Generally, use tables to improve readability of sample and drilling data.
	•	Soil samples may be disclosed as a weighted average value over an area.
	•	Refrain from reporting single soil sample values.
	•	Convert all ppb quantities for disclosure.
	•	Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosure to comply with this guidance.

RESPONSE:
Please refer to a question received, responded to and accepted by the Commission regarding the Company’s Form 20-F for the fiscal year ending December 31, 2007 (response dated July 23, 2008). In advance of replying to the below question, our Chief Executive Officer, Robert Archer, P. Geo., spoke with the Commission’s mining engineer.

Our response to the above question remains unchanged. In our opinion, no changes are necessary to comply with the above guidance. The Company would be happy to review with you any specific examples or concerns.

Exploration, page 46 (excerpt from the comment letter dated June 26, 2008 from the United States Securities and Exchange Commission regarding the Company’s Form 20-F for Fiscal Year Ended December 31, 2007)

20.   We note you refer to sample ranges as you discuss your sampling programs. As for reporting the results of sampling and chemical analyses, please read the following points regarding mineralization of existing or potential economic significance, which we believe would be generally consistent with meaningful disclosure:

•	Disclose only weighted-average sample analyses associated with a measured length or a substantial volume.
•	Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
•	Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results
•	Eliminate grades disclosed as "up to" or "as high as" or "ranging from."
•	Eliminate statements containing grade and/or sample-width ranges.
•	Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
•	Generally, use tables to improve readability of sample and drilling data.
•	Soil samples may be disclosed as a weighted average value over an area.
•	Refrain from reporting single soil sample values.
•	Convert all ppb quantities to ppm quantities for disclosure.
•	Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please advise us of the changes necessary to comply with this guidance or describe any circumstances that you believe would support an alternate approach.

RESPONSE:
In our opinion, no changes are necessary to comply with the above guidance. The Company would be happy to review with you any specific examples or concerns.

Mineral properties, plant, equipment, page 54 & F-7

10.	We note your statements regarding the expected mine life in this section. Please state how these estimates of your mine were determined.

RESPONSE:

Effective October 1, 2008, the remaining life of the Topia mine was extended from 2 years to 7 years. The Company increased its NI 43-101 compliant resources at the Topia mine in 2008. Based on the updated resource calculation and the current production rate of approximately 36,000 tonnes per year, the Company expects the resources to support a mine life of approximately seven years.

Effective December 31, 2008, the remaining life of the Guanajuato mine was extended from 2 to 3 years. Although, the Guanajuato mine did not have any NI 43-101 compliant resources at December 31, 2008 (a compliant resource was subsequently published in June 2009), the mine has been in production continuously for over 400 years. The Company has significant in-house non-compliant resources based on drilling and geological data modeling that would support a 3 year mine life at the current rate of production.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this letter, please contact me at 604-638-8956.

Yours truly,

“Raakel S. Iskanius”

Raakel S. Iskanius
Chief Financial Officer
Great Panther Silver Limited